



06050638

CM
C

UNITED STATES
...IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47101

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___09/01/05___ AND ENDING ___08/31/06___
                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WNC Capital Corporation

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

___17782 Sky Park Circle___
                               (No. and Street)

___Irvine, CA 92614-6404___
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sy Garban   714/662-5565, x160
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___BDO Seidman, LLP___
                       (Name – if individual, state last, first, middle name)

___3200 Bristol Street, #400___   ___Costa Mesa___   ___California___   ___92626___
       (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 06 2006
THOMSON
FINANCIAL

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

2A

OATH OR AFFIRMATION

I, ____Wilfred N. Cooper, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

____WNC Capital Corporation_____ , as of ____August 31_____ , 20 06___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____See attached_____

_____

TAMARA J. HORTON
Commission # 1616890
Notary Public - California
Orange County
My Comm. Expires Oct 29, 2009

_____
Notary Public

_____
Signature

____President____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California   )
) ss.
County of Orange   )

On _Oct 23, 2006_, before me, Tamara J. Horton, Notary Public, personally appeared _Wilfred N. Cooper, Jr._ personally known to me (or proved to me on the basis of satisfactory evidence) to be the person(s) whose name(s) is/are subscribed to the within instrument, and acknowledged to me that he/she executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature (s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature _Tamara J. Horton_ (Seal)

TAMARA J. HORTON
Commission # 1616890
Notary Public - California
Orange County
My Comm. Expires Oct 29, 2009

2C

WNC Capital Corporation

**Financial Statements
and Supplemental Material**
Year Ended August 31, 2006

WNC Capital Corporation

Contents



BDO Seidman, LLP
Accountants and Consultants

3200 Bristol Street, 4th Floor
Costa Mesa, California 92626
Telephone: (714) 957-3200
Fax: (714) 957-1080

Independent Auditors' Report

To the Board of Directors
WNC Capital Corporation
Irvine, California

We have audited the accompanying statement of financial condition of WNC Capital Corporation (the "Company") as of August 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WNC Capital Corporation as of August 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

Costa Mesa, California
October 2, 2006

WNC Capital Corporation

Statement of Financial Condition

August 31,		2006
Assets		
Cash	$	2,532,098
Commissions due from affiliates, net		415,116
Other		3,300
Total assets	$	2,950,514
Liabilities and Stockholder's Equity		
Liabilities		
Accrued commissions	$	249,408
Due to parent, net		984,540
Total liabilities		1,233,948
Commitments and contingencies		
Stockholder's equity		
Common stock; no par value; 100,000 shares authorized; 1,400 shares issued and outstanding		25,500
Retained earnings		1,691,066
Total stockholder's equity		1,716,566
Total liabilities and stockholder's equity	$	2,950,514

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Operations

Year ended August 31,	2006
Revenues	
Commissions	$ 2,392,261
Dealer-manager and investment advisory fees	917,835
Interest and other	77,868
Total revenues	3,387,964
Expenses	
Commissions	2,393,611
Marketing, compensation and benefits	226,040
Licenses, fees, accounting and other	42,823
Total expenses	2,662,474
Income before income tax provision	725,490
Income tax provision	253,950
Net income	$ 471,540

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Changes in Stockholder's Equity

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, August 31, 2005	1,400	$ 25,500	$ 1,219,526	$ 1,245,026
Net income			471,540	471,540
Balance, August 31, 2006	1,400	$ 25,500	$ 1,691,066	$ 1,716,566

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Cash Flows

Year ended August 31,		2006
Cash flows from operating activities		
Net income	$	471,540
Changes in operating assets and liabilities:		
Commissions due from affiliates, net		(91,344)
Accrued commissions		(40,675)
Due to Parent, net		614,784
Net cash provided by operating activities		954,305
Net increase in cash		954,305
Cash, beginning of year		1,577,793
Cash, end of year	$	2,532,098

See accompanying notes to financial statements.

1. **Organization and Summary of Significant Accounting Policies**

<u>General</u>

WNC Capital Corporation (the "Company"), a California corporation, wholly-owned by WNC & Associates, Inc. ("WNC"), was organized on February 23, 1994 principally to facilitate the distribution of securities of partnerships offered by the affiliates of WNC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the National Association of Securities Dealers ("NASD"). The Company provides wholesaling services to affiliates of WNC. The Company does not carry customers' accounts or hold securities for the accounts of customers.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

<u>Concentration of Credit Risk</u>

The Company, at times, maintains cash balances at certain financial institutions in excess of the federally insured amounts. As of August 31, 2006, such excess totaled, $2,432,098.

1. Organization and Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

Registration

The Company must register with state departments which govern compliance with securities laws in states where it does business. Various regulatory requirements exist in each state with which the Company must comply. Because of the various compliance laws, there is a risk that one or more regulatory authorities could determine that the Company has not complied with securities laws necessary for it to conduct business in a given state. Regulatory actions, if ever taken, could have a material adverse effect on the Company's financial condition and operating results.

Economic Dependence

The Company derives its revenues from the sale of limited partnership units of entities syndicated by WNC. Should WNC's syndication activity materially change, the results of operations of the Company could be materially impaired.

Revenue Recognition

Commissions revenue and related expenses are recorded on a trade date basis (see Note 2). Dealer-manager and investment advisory fees are recorded when the related services are performed.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes."("SFAS 109")* Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

1.	**Organization and Summary of Significant Accounting Policies (Continued)**	As the Company is a wholly owned subsidiary of WNC, the Company is included in the consolidated tax return of WNC. Federal and state income tax expense or benefit is allocated from WNC based on an approximate 35% income tax rate applied to income or loss before income taxes and after adjustments for permanent items. The full amount of current income taxes payable is included in Due to Parent on the statement of financial condition.
2.	**Related Party Transactions**	Commissions due from affiliates represents commissions earned by the Company which are due from an affiliate of WNC at August 31, 2006.
		WNC provides certain administrative services, including use of office space and equipment, to the Company at no cost. Such services have not been significant through August 31, 2006.
		All commissions and dealer-manager and investment advisory fees earned during the year ended August 31, 2006 were generated from services provided to WNC affiliates.
		Due to parent, net represents net money advanced from WNC for purposes of paying operating expenses of the Company and current income taxes payable.
3.	**Reserve Requirements for Brokers and Dealers**	The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph k(2)(i) of such rule) under the Securities and Exchange Act of 1934 as a broker or dealer that carries no customer accounts and does not otherwise hold funds or securities of customers.
4.	**Net Capital Requirements**	The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At August 31, 2006, the Company had net capital of $1,298,150 which was $1,215,886 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.95 to 1 at August 31, 2006.

Supplemental Material

WNC Capital Corporation

Schedule I - Computation of Net Capital Under Rule 15c3-1 and Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of August 31, 2006)

August 31,	2006
Computation of Net Capital	
Stockholder's equity from the statement of financial condition	$ 1,716,566
Deductions and charges	
Nonallowable assets:	
Commissions due from affiliates, net	(415,116)
Other	(3,300)
Total Deductions	(418,416)
Net capital	$ 1,298,150
Aggregate indebtedness	
Accrued commissions	$ 249,408
Due to parent, net	984,540
Total aggregate indebtedness	$ 1,233,948
Computation of Basic Net Capital Requirement	
Minimum net capital, the greater of $5,000 or 6⅔% of aggregate indebtedness	$ 82,263
Excess net capital	$ 1,215,887
Ratio of aggregate indebtedness to net capital	0.95 to 1

See accompanying independent auditors' report and notes to financial statements.

WNC Capital Corporation

Schedule I - Computation of Net Capital Under Rule 15c3-1 and Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of August 31, 2006) (Continued)

August 31,	2006
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of August 31, 2006)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,346,901
Adjustments to commission income and expense, net of tax not recorded on FOCUS report	(48,751)
Net capital per Schedule I	$ 1,298,150

See accompanying independent auditors' report and notes to financial statements.


Independent Auditors' Report on Internal Control Required by The Securities and Exchange Commission Rule 17a-5

To the Board of Directors
WNC Capital Corporation
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedule of WNC Capital Corporation (the "Company") as of and for the year ended August 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of the rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the

United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no maters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDo Seidman, LLP

Costa Mesa, California
October 2, 2006